Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

October 20, 2010

Via Facsimile -703-813-6963

Alternate Facsimile - 202-772-9206

Janice McGuirk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

October 7, 2010 SEC Comment Letter

File No.: 333-158584

Dear Ms. McGuirk:

In accordance with our telephone conversation of Monday, October 18, 2010 as related to Comment entitled “The Offering” in the SEC’s October 7, 2010 Comment Letter, we have enclosed marked page proofs as follows.

1.

Cover page of Prospectus

2.

Prospectus Summary – The Offering

3.

The Offering

4.

Plan of Distribution; and

5.

Revised Exhibit 99.2/A wherein Exhibit A thereto is conformed to be identical to language contained in revised Prospectus – The Offering.

Once you reviewed the enclosed please call the undersigned with any comments you may have.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

Enclosures

cc:

Veterans In Packaging, Inc.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion __, 2010

1,200,000 SHARES

COMMON STOCK

VETERANS IN PACKAGING, INC.

Veterans in Packaging, Inc .. is offering on a best-efforts basis a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The shares are intended to be sold directly through the efforts of Edward Peplinski, our president. The intended methods of communication with potential investors include, without limitation, telephone and personal contacts. For more information, see the section of this prospectus entitled "Plan of Distribution."

The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account. All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to Veterans In Packaging, Inc. until such a time as the minimum proceeds are raised. If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days. If the offering period is extended by 180 days but the minimum offering is still not achieved, all subscription funds will be returned to investors promptly without interest or deduction of fees. Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held. For more information, see the section of this prospectus entitled "Plan of Distribution."

The offering will terminate on the earlier of: (i) the date when the sale of all 1,200,000 shares is completed, (ii) any time after the minimum offering of 400,000 shares of common stock is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired In no event shall the offering conclude later than 360 days from the effective date of the Company’s Registration Statement of which this Prospectus is a part ..

There is currently no public or established market for our shares. Consequently, our shareholders will not be able to sell their shares in any organized market place and may be limited to selling their shares privately. Accordingly, an investment in our Company is an illiquid investment.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

PROSPECTUS SUMMARY

About Veterans in Packaging, Inc.

Veterans in Packaging, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on February 11, 2005 and became a corporation in the state of Nevada on January 7, 2009. At September 23, 2010 we had one fulltime employee, our founder and president, Edward Peplinski.

Veterans In Packaging, Inc. is a Veteran Owned Small Business (“VOSB”, see “Business – Direct Sales”) and is involved in two aspects of selling of packaging materials to both commercial customers and government agencies throughout the United States and Canada:

•

Direct sales, and

•

Acting as a sales agent for various manufacturers of packaging materials.

Veterans in Packaging, Inc. has limited financial resources and has not established or attempted to establish a source of equity or debt financing.

Our executive offices are located at 48 Zephyr Lane, Springfield, MA 00128, and our telephone number is 413-796-8396. We may refer to ourselves in this prospectus as "VIP”, the “Company,” "we," or "us."

The Offering

VIP is offering, on a best efforts, self-underwritten basis, a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account. VIP’s escrow agent, Gary B. Wolff, P.C., acts as legal counsel for VIP and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised. If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the offering is extended. The Company shall have the right, in its sole discretion, to extend the initial offering period for an additional 180 days. Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.

Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company. The offering will terminate on the earlier of:

(i)

 the date when the sale of all 1,200,000 shares is completed, or

(ii)

 anytime after the minimum offering of 400,000 shares of common stock is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired.

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period an additional 180 days. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us	Maximum of 1,200,000 shares

Use of proceeds

VIP will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($65,000) exceed the maximum amount of offering proceeds ($12,000).

Termination of the offering

The offering will conclude when all 1,200,000 shares of common stock have been sold, any time after the minimum offering of 400,000 shares is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists. Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.

Our president is deemed to be an underwriter of this offering.

THE OFFERING

VIP is offering, on a best efforts, self-underwritten basis, a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The proceeds from the sale of the shares in this offering will be payable to the “Gary B. Wolff, P.C. – Escrow Account” and will be deposited in a noninterest-bearing bank account until the minimum offering proceeds are raised. No interest shall be paid to any investor or to the Company. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement. Failure to do so will result in checks being returned to the investor who submitted the check. VIP’s escrow agent, Gary B. Wolff, P.C., acts as outside legal counsel for VIP and, therefore, may not be considered an independent third party.

All subscription funds will be held in trust pending the achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised (see the section of this prospectus entitled "Plan of Distribution"). Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company. The offering will terminate on the earlier of:

•

the date when the sale of all 1,200,000 shares is completed,

•

anytime after the minimum offering of 400,000 shares of common stock is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period by an additional 180 days. If the Minimum Offering is not achieved after a 180 day extension, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

The purchase of the common stock in this offering involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only, and currently no market for our common stock exists. While a market maker has filed a Rule 211 application with FINRA in order to apply for the inclusion of our common stock in the OTCBB, such efforts may not be successful, and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

If we become able to have our shares of common stock quoted on the OTCBB, we will then try, through a broker-dealer and its clearing firm, to become eligible with the DTC to permit our shares to trade electronically. If an issuer is not “DTC-eligible”, then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCBB), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all the companies on the OTCBB). What this boils down to is that while DTC-eligibility is not a requirement to trade on the OTCBB, it is a necessity to process trades on the OTCBB if a company’s stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

Please refer to the sections of this prospectus entitled "Risk Factors" and "Dilution" before making an investment in this stock.

PLAN OF DISTRIBUTION

There is no public market for our common stock. Our common stock is currently held by one shareholder. Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited. A market maker has filed an application with FINRA so as to be able to quote the shares of our common stock on the OTCBB maintained by FINRA commencing upon the effectiveness of our registration statement of which this prospectus is a part and the subsequent closing of this offering. There can be no assurance as to whether such market maker’s application will be accepted by FINRA nor can we estimate the time period that will be required for the application process. In the absence of quotation or listing, no market is available for investors in our common stock to sell their shares. We cannot provide any assurance that a meaningful trading market will ever develop or that our common stock will ever be quoted or listed for trading.

If the shares of our common stock ever become tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond our control. As a result, investors may be unable to sell their shares at or greater than the price at which they are being offered.

This offering will be conducted on a best-efforts basis utilizing the efforts of Edward Peplinski, president of the Company. Potential investors include, but are not limited to, family, friends and acquaintances of Edward Peplinski. The intended methods of communication include, without limitation, telephone calls and personal contact. In his endeavors to sell this offering, Mr. Peplinski will not use any mass advertising methods such as the internet or print media.

Funds received by the sales agent in connection with sales of our securities will be transmitted immediately into an escrow account until the minimum sales threshold is reached. There can be no assurance that all, or any, of the shares will be sold.

Edward Peplinski will not receive commissions for any sales originated on our behalf. We believe that Mr. Peplinski is exempt from registration as a broker under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. In particular, Mr. Peplinski:

1. Is not subject to a statutory disqualification, as that term is defined in Section 3(a)39 of the Act, at the time of his participation;

2. Is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Is not an associated person of a broker or dealer; and

4. Meets the conditions of the following:

a. Primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

b. Was not a broker or dealer, or associated persons of a broker or dealer, within the preceding 12 months; and

c. Did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs within this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

No officers or directors of the Company may purchase any securities in this offering.

There can be no assurance that all, or any, of the shares will be sold. As of this date, we have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if we were to enter into such arrangements, we will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named herein. In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of this date, we have not identified the specific states where the offering will be sold.

The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. – Escrow Account. ("Escrow Account") and will be deposited in a noninterest-bearing bank account until the minimum offering proceeds are raised. Failure to do so will result in checks being returned to the investor who submitted the check. No interest will be paid to any shareholder or the Company. All subscription agreements and checks are irrevocable. All subscription funds will be held in the Escrow Account pending achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised. The escrow agent will continue to receive funds and perform additional disbursements until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever event first occurs unless the Company determines not to proceed any further subsequent to the minimum number of shares being sold .. Thereafter, this escrow agreement shall terminate. If the Minimum Offering is not achieved within 180 days of the date of this prospectus (or an additional 180 days if so extended by the Company), all subscription funds will be returned to investors promptly without interest or deduction of fees.

Investors can purchase common stock in this offering by completing a Subscription Agreement, a copy of which is filed as Exhibit 99.1 to the registration statement of which this prospectus is a part, and sending it to our escrow agent together with payment in full. All payments must be made in United States currency either by personal check, bank draft, or cashier check. There is no minimum subscription requirement. All subscription agreements and checks are irrevocable. The Company expressly reserves the right to either accept or reject any subscription. Any subscription rejected will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once we accept a subscription, the subscriber cannot withdraw it.

Any purchasers of our securities should be aware that any market that develops in our common stock will be subject to “penny stock” restrictions.

We will pay all expenses incident to the registration, offering and sale of the shares other than commissions or discounts of underwriters, broker-dealers or agents

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Any purchasers of our securities should be aware that any market that develops in our stock will be subject to the penny stock restrictions.

The trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the OTCBB as maintained by FINRA (once and if and when quoting thereon has occurred). As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our securities.

Exhibit 99.2/A

ESCROW AGREEMENT

Agreement dated this 20th  day of October 2010 by and between Veterans in Packaging, Inc. (hereinafter the “Company”) located at 48 Zephyr Lane, Springfield, MA 01128 and Gary B. Wolff (hereinafter “Escrow Agent”) located at 488 Madison Avenue, Suite 1100, New York, New York 10022.

WHEREAS, Escrow Agent warrants and represents that he has read and reviewed the Company’s Form S-1 Registration Statement as initially filed on April 15, 2009 (SEC File No. 333-158584) as well as its Fourth Amendment to its Registration Statement as being filed simultaneously with this Escrow Agreement (“Agreement”); and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering”, Escrow Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering.  A copy of such Section being annexed hereto as Exhibit A, and

WHEREAS, the Company is in full agreement with Escrow Agent.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the Escrow Account.

VETERANS IN PACKAGING, INC.	GARY B. WOLFF, P.C.
48 ZEPHYR LANE	488 MADISON AVE., SUTIE 1100
SPRINGFIELD, MA 01128	NEW YORK, NEW YORK 10022

By: /s/ Edward J. Peplinski	By: /s/ Gary B. Wolff
Edward J. Peplinski, President	Gary B. Wolff

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Exhibit A

The Offering

VIP is offering, on a best efforts, self-underwritten basis, a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share.  The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account.  VIP’s escrow agent, Gary B. Wolff, P.C., acts as legal counsel for VIP and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised.  If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the offering is extended.  The Company shall have the right, in its sole discretion, to extend the initial offering period for an additional 180 days.   Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.

Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company.  The offering may terminate on the earlier of:

(iii)

the date when the sale of all 1,200,000 shares is completed,

(iv)

anytime after the minimum offering of 400,000 shares of common stock is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired.

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period an additional 180 days.  The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us	Maximum of 1,200,000 shares

Use of proceeds

VIP will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($65,000) exceed the maximum amount of offering proceeds ($12,000).

Termination of the offering

The offering will conclude when all 1,200,000 shares of common stock have been sold, anytime after the offering of 400,000 shares is achieved if the Company determines not to proceed any further subsequent to the sale of the minimum shares although the Company has the right to extend the offering for up to 180 days from the effective date of its Registration Statement or a further 180 day extension if so desired.

Risk factors

The purchase of our common stock involves a high degree of risk.  The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists.  Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”)   in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.

4